Exhibit 99.1

Neptune Welcomes Martin Landry as Chief of Corporate Development & Strategy

New pivotal executive position further strengthens leadership team to realize the Company's growth ambition

LAVAL, QC, May 13, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) is pleased to announce the appointment of Martin Landry to the position of Chief of Corporate Development & Strategy. Mr. Landry will be joining the Company's management team as of May 27, 2019.

Martin Landry, CPA, CA has cumulated 20 years of experience in capital markets and accounting. Since 2013, Martin was at the forefront of the Canadian cannabis industry and witnessed its evolution firsthand. In his last position as Managing Director Equity Research at GMP Securities, he developed an extensive network in the cannabis industry. He is a seasoned investment professional and in 2018 and 2017, Martin ranked first amongst Canadian equity analysts for Small Cap/Special Situations research according to Brendan Wood International.

With the creation of this new pivotal position, Neptune takes a leap forward in the execution of its vision towards becoming a global leader in the offering of value added, differentiated science-based products for the legal cannabis and nutrition consumer product markets.

"We are extremely pleased to have Martin join our team as he takes on this new role as Chief of Corporate Development & Strategy. This appointment reflects our absolute commitment to having the best team to advance the Company's strategic corporate initiatives. As a trusted professional with extensive knowledge of both the cannabis industry and consumer products, Martin will play a crucial role in developing and executing Neptune's strategy to realize the Company's growth ambition," said Jim Hamilton, President and CEO of Neptune.

"I am joining Neptune at an exciting time to help drive the development and delivery of the Company's strategic priorities. Also, I look forward to be part of a leadership team that will be dedicated to growing the business in the global marketplace and further leverage the great strides Neptune has already made in the health and wellness consumer product sector," said Mr. Landry.

As Chief of Corporate Development & Strategy, Mr. Landry will oversee the development and implementation of Neptune's corporate development strategy to help propel the Company's leadership in its new growth trajectory, as well as certain key financial, and communication processes.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec, Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward-Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Martin Landry (CNW Group/Neptune Wellness Solutions Inc.)

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: Canada, Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; United States, Carolyn Capaccio / Jody Burfening, LHA, 1.212.838.3777, ccapaccio@lhai.com / jburfening@lhai.com; Media Requests: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 13-MAY-19